Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com

November 28, 2007

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	BBV Vietnam S.E.A. Acquisition Corp.
Registration Statement on Form S-1
Filed on October 19, 2007
File No. 333-146829

Ladies and Gentlemen:

On behalf of BBV Vietnam S.E.A. Acquisition Corp. (the “Company”), we hereby file with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amendment”), as initially filed with the Commission on October 19, 2007. We are delivering clean and marked courtesy copies of the Amendment to each of Barbara C. Jacobs and Matthew Crispino of the Commission. Page references are to the marked version of the Amendment.

Set forth below are the Company’s responses to the Commission’s comments given by letter (the “Comment Letter”) dated November 15, 2007 from Barbara C. Jacobs. The responses are numbered to correspond to the comments, as set forth in the Comment Letter, which, for convenience, we have incorporated into this response letter.

General

1.
Please describe the factors you considered in seeking proceeds of approximately $36 million. For example, explain if that was the amount that you determined was sufficient to complete an acquisition of the size you will pursue. Please discuss whether the amount you are seeking was chosen because it was determined to be the maximum amount the company and the underwriters believed could be successfully received given market conditions, the company’s management, and/or other factors. If management, the directors, or any affiliate, agent or other representative has already taken direct or indirect measures to locate a target business, or unaffiliated entities have approached you with possible candidates, please disclose this information or advise us supplementally.

Response: The Company determined the size of the offering based on its estimate of the capital required to facilitate its combination with one or more viable target businesses with sufficient scale to operate as a stand-alone public entity. In making such determination, the Company’s management also considered what size of offering it believed would be successfully received given market conditions, its management and the size of initial public offerings of other similarly structured blank check companies. The Company believes that this amount of capital, plus its ability to finance an acquisition using equity or debt, in addition to the cash held in the trust account, will give the Company substantial flexibility in selecting an acquisition target and structuring its initial business combination. The Company’s belief is not based on any research, analysis, evaluations, discussions or compilations of information with respect to any particular investment or any such action undertaken in connection with its organization.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Boston | Washington | New York | Stamford | Los Angeles | Palo Alto | San Diego | London

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission
November 28, 2007

Please note that, as the disclosure in the Amendment states, the Company has not, directly or indirectly, nor has anyone on its behalf, contacted any potential target business or had any substantive discussions, formal or otherwise, with respect to a potential acquisition. Although the Company's management believes that they will be able to consummate a business combination, management and the Company cannot be certain that the Company will be able to locate or enter into a business combination with a target business on favorable terms or at all. We have added a subsection titled “Determination of offering amount” on page 20 of the Amendment to state the foregoing.

2.
We note the disclosure in several places in the registration statement that you will not consummate an initial business combination if public stockholders owning 30% or more of the shares sold in this offering vote against the initial business combination and exercise their conversion rights. Please advise us whether in the company’s view the 30% threshold could be increased or lowered by the Company after the registration statement is effective and prior to the vote regarding the initial business combination, or whether any other of such conditions may be revised after the IPO. We may have further comments.

Response: The 30% conversion threshold cannot be increased or lowered, nor can other such conditions in the Company’s amended and restated articles of incorporation be amended or waived, by the Company without the approval of the holders of at least 95% of the shares issued in the Company’s initial public offering. Please see the existing disclosure in the Amendment to such effect on page 12 of the Amendment, where the Company states that it views such provisions as obligations to its shareholders, and on page 67, where the Company undertakes that it will not request that the Company’s board of directors consider a proposal to eliminate or amend the provision in the Company’s amended and restated articles of incorporation regarding the 30% conversion threshold.

3.
Prior to the effectiveness of the registration statement, please be sure that we receive a copy of the letter, or a call, from FINRA, stating that the FINRA has finished its review and has no additional concerns with respect to the proposed underwriting arrangements.

Response: We note the Commission’s comment and, prior to effectiveness, we will either provide the Commission with a copy of the letter from the Financial Industry Regulatory Authority (“FINRA”) or have a representative of FINRA call the Commission to confirm that FINRA has finished its review and has no additional concerns regarding the underwriting arrangements in the offering.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission
November 28, 2007

Cover

4.
Please remove the caption “Co-bookrunners” from the outside front cover page of the prospectus. This information is not required under Item 501 of Regulation S-K and is not material to an investment decision.

Response: Although this information is not required under Item 501 of Regulation S-K, we respectfully disagree with the Commission that such information is not material to an investment decision. The underwriters believe that an investor should know who is running the books for the Company’s offering in order to make a decision regarding the reputation and caliber of the underwriters involved. Consequently, we have not removed the caption “Co-bookrunners” from the outside front cover page of the prospectus.

Prospectus Summary, page 1

5.
Please revise to remove the bulleted paragraphs at the top of page 1. Glossaries are generally inappropriate in the summary. Instead, revise as appropriate so that your disclosure is clear from its context, and use everyday language. See rule 421(b)(3) of Regulation C.

Response: We believe that it has been common practice in the prospectuses for similarly structured companies to include a short bullet point list of definitions used throughout the document. Nonetheless, in response to the staff’s comment, we have deleted several of the definitions from this paragraph, while leaving the definitions that we believe are most important to the investor and which are used throughout the document.

6.
In the summary and in greater detail in the business section, please include a more balanced presentation of the business conditions in Vietnam. For example, please discuss any restrictions on foreign ownership of Vietnamese companies and risks related to political factors in Vietnam.

Response: We have revised the disclosure on pages 3 and 61 of the Amendment to include a more balanced presentation of the business conditions in Vietnam.

7.
In the summary and throughout the registration statement, to the extent not already cited, please provide the basis for all statistics provided in your disclosure. Specifically disclose the factual basis for, and the context of, all your beliefs, understandings, estimates, and opinions. This particularly pertains to your disclosure of all projections, statistics and assertions. Unless you can substantiate on a reasonable basis all of the projections, statistics and assertions that you cite, please remove them. To the extent you rely on market analyses, please tell us whether the source is publicly available. If the source is not available for no or nominal charge, then you must adopt the information as your own or provide a consent for its use.

Response: We have stated below the table of contents on page i that the Company obtained market data from independent industry publications or other publicly available information. All of the projections, statistics and assertions in the Amendment have been obtained from such sources. We also state that “unless otherwise indicated, all information comes from the General Statistics Office of Vietnam.” Accordingly, we have added on pages 2-3 and 60-61 of the Amendment the names of the publicly available sources for any statistic, projection or assertion other than those obtained from the General Statistics Office of Vietnam.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission
November 28, 2007

Private Placement, page 4

8.	Please state whether any individual purchaser may borrow funds to purchase warrants and, if so, whether the warrants will be pledged as collateral for such borrowed funds, if any.

Response: The individual purchasers of the founder warrants will be using their own funds to purchase the founder warrants. We have revised the disclosure on pages 4, 8, 59, 84, 86 and 91 of the Amendment accordingly.

The Offering, page 6

9.
Disclose here, and elsewhere as appropriate, whether the redemption of the warrants by the Company would include the warrants held by the underwriters as a result of the exercise of the underwriter’s option. If such warrants are not included, discuss the reasons why.

Response: The redemption of warrants by the Company would include the warrants held by the underwriters as a result of the exercise of the underwriters’ purchase option. We have revised the disclosure on pages 7, 42 and 90 of the Amendment to this effect.

Limited Payments to Insiders, page 8

10.
You disclose that you will not pay any fee or other cash payment to your insiders prior to, or in connection with, the consummation of an initial business combination. Please revise to clarify whether this statement is designed to encompass all forms of compensation -- such as stock options, etc.

Response: Neither the Company nor any target business will pay any fees, cash payments or other compensation, including equity compensation, to its insiders prior to, or in connection with, the consummation of a business combination. We have revised the disclosure on page 9 of the Amendment to clarify.

Liquidation if No Business Combination, page 17

11.
We note that Messrs. Zachs and Lee have agreed to indemnify the trust against claims of various vendors. State whether any potential claims would not be covered by the indemnification. In addition, please clarify throughout the document as appropriate the obligation of the Company to bring a claim against Messrs. Zachs and Lee to enforce their liability obligation. Clarify whether the Company has an obligation to bring this claim, if necessary. Clarify whether the board has any fiduciary obligation to bring such a claim. If not, please explain.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission
November 28, 2007

Response: We have revised the disclosures on pages 19, 28 and 72 to clarify that there could be claims from parties other than vendors or target businesses that would not be covered by the indemnity from Messrs. Zachs and Lee, such as shareholders and other claimants who are not parties in contract with the Company, who file a claim for damages against the Company. We have also added disclosure clarifying that, if a claim were made that resulted in Messrs. Zachs and Lee having personal liability and they refused to satisfy their obligations, the Company would have a fiduciary obligation to bring an action against them to enforce the Company’s indemnification rights and, accordingly, would bring such an action against them.

“We will dissolve and liquidate if we do not consummate a business combination…”, page 23

12.
The heading of this risk factor is similar to that of the second risk factor on page 22. Please revise the heading of this risk factor to state that “If we dissolve and liquidate because we have not consummated a business combination within the required timeframe, our public shareholders will receive less than $8.00 per share on distribution and our warrants will expire worthless.

Response: We have revised the heading of this risk factor as requested. Please see page 25 of the Amendment.

“An effective registration statement may not be in place …”, page 41

13.	Please revise this risk factor to clarify that a purchaser of a unit may pay the full unit purchase price solely for the shares underlying the unit (since the warrants may expire worthless).

Response: We have revised the subject risk factor on page 44 to clarify that a purchaser of a unit may pay the full unit purchase price solely for the shares underlying the unit, since the warrants may expire worthless as a result of the factors set forth in such risk factor.

“If we are deemed to be an investment company…”, page 43

14.	The third bullet under the first paragraph of this risk factor appears to be out of place. Please consider revising.

Response: We have revised the third bullet under the first paragraph of the subject risk factor. Please see page 46 of the Amendment.

“Because we will acquire a company located outside of the United States….” Page 44

15.	Please expand this risk factor to discuss in more detail the specific risks that may be associated with investments in countries that are not fully market-oriented.

Response: Please see the revised risk factor on page 47 of the Amendment.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission
November 28, 2007

Dilution, page 51

16.
We note that your dilution presentation assigns no value to the warrants that you have, or will have, outstanding following the offering. Please clarify to the investor that their actual dilution may be higher as a result of the exercise of these warrants, particularly if a cashless exercise is utilized.

Response: We have revised the disclosure on page 55 of the Amendment to clarify that investors’ actual dilution may be higher as a result of the exercise of the Company’s warrants, particularly if a cashless exercise is utilized with respect to the founder warrants.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 53

17.
We note that you believe that you will have sufficient liquid resources to operate for at least the next 36 months. However, on page 54 you disclose that you will have $1,250,000 in liquid resources available over the next 36 months but that you estimate spending $1,500,000 on expenditures during that time frame. Please explain this discrepancy.

Response: The figure of $850,000 for general working capital was a typographical error which has been corrected to state on page 58 “$600,000,” which comports with the figure set forth in “Use of Proceeds” for “working capital” on page 50 of the Amendment.

Proposed Business, page 56

18.
We note the disclosure that “Our efforts to identify a prospective target business will not be limited to a particular industry or area in Asia.” In light of the fact that you will not be limited to a particular industry or area in Asia, please revise your disclosure to discuss your intended search process in more detail since you are able to acquire companies that may be outside of management’s expertise. Provide relevant risk factors. Revise to clarify if there is a time frame or monetary amount used that will trigger your search of companies.

Response: There is no specific timeframe or monetary amount established by management which will cause the Company to abandon its primary focus of acquiring a target business that has its primary operating facilities located in Vietnam in favor of other countries in Asia, even if it may be outside of management’s expertise. During the early stages of searching for a suitable target business, the Company intends to primarily pursue potential business combinations in Vietnam. If an acceptable target business cannot be found in Vietnam during the first six months of the Company’s search, management may expand its focus by seeking favorable business opportunities in other areas of Asia, even if this may be outside of management’s expertise. However, management will not rule out pursuing an attractive business combination at any time during the search process, including areas of Asia other than Vietnam, if management determines it is in the best interests of the Company and its shareholders. Please see page 60 of the Amendment where we have added disclosure to this effect.

Effective a Business Combination, page 57

19.	Please add a risk factor that discusses the risks associated with possibly acquiring a financially unstable company or one in the early stages of growth or development.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission
November 28, 2007

Response: Please see the new risk factor with the heading,“Since we have not currently selected any target business with which to complete a business combination, investors in this offering are unable to currently ascertain the merits or risks of the target business’s operation” on page 34 of the Amendment.

Fair Market Value of the Target Business, page 60

20.	Please add a risk factor that the Company will not be required to obtain an opinion from an unaffiliated, independent investment banking firm as to the fair market value of the target business.

Response: Please see the new risk factor with the heading, “We will not be required to obtain a fairness opinion from an independent investment banking firm as to the fair market value of the target business unless the board of directors is unable to independently determine the fair market value” on page 45 of the Amendment.

Limited Ability to Evaluate the Target Business’ Management, page 61

21.
Please identify the individuals who may remain associated in senior management or advisory positions subsequent to a business combination. Clarify how these persons may remain “associated” with the Company.

Response: We have added disclosure on page 66 of the Amendment stating that Eric Zachs, Robert H.J. Lee and/or Nguyen Thi Quyn Anh may remain associated with the Company subsequent to the business combination in senior management or advisory positions, such as members of the Company’s board of directors or consultants.

Management, page 75

22.	Please identify those directors that are independent as required by Item 407(a) of Regulation S-K. If the directors cannot be identified, please explain why.

Response: The Company has determined that Tien Dzung Nguyen and Mai Anh are independent directors. Because there are no applicable listing standards for the Company, which plans on having its securities quoted on the Over-the-Counter Bulletin Board, the Company has relied on the standard set forth in Section 121A of the American Stock Exchange Company Guide. We have added disclosure to this effect on page 80 of the Amendment.

Conflicts of Interest, page 77

23.
We note the statement on page 78 that all of your officers and directors currently are, and may in the future become, affiliated with additional entities that are engaged in business activities similar to those intended to be conducted by the Company. You disclose potential conflicts of interest that arise from the multiple affiliations of Messrs. Zachs and Lee and Mrs. Quynh, Anh. Please provide similar information for Mr. Nguyen and Mr. Anh. Specifically, identify their potential conflicts of interest in relation to the Company. For each listed entity, state the priority and preference that it has vis-à-vis the Company with respect to the presentation of business opportunities.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission
November 28, 2007

Response: We have added disclosure on page 83 regarding Nguyen Tien Dzung’s affiliations and the priority and preference with respect to the presentation of business opportunities. Mai Anh is the president of a non-governmental agency that promotes the application of information and communication technology and the Company believes that such affiliation does not result in any conflicts of interest. Consequently, we have not added any conflicts of interest disclosure with respect to Mr. Anh.

24.	Please state whether any of the Company’s officers and directors are currently contemplating the organization of, or participation in, another/other blank check company(ies).

Response: None of the Company’s officers or directors are currently contemplating the organization of, or participation in, any other blank check company. We have revised the disclosure on page 82 of the Amendment to this effect.

25.
In light of the fact that your officers and directors may be looking at the same companies, with respect to both the Company and other entities in which such individuals are involved, all contacts and discussion currently being conducted by such individuals are relevant to the Company and its business operations (including potential acquisition targets) and should be fully disclosed and discussed in the prospectus. Please revise. Alternatively, tell us why such information is not relevant to an investment in the Company.

Response: No actions have been undertaken by any persons and entities affiliated, related, or otherwise connected, working for (directly or indirectly) or on behalf of the Company’s officers and directors in order to identify or contact any suitable acquisition candidate and none of the Company’s officers and directors are currently working on transactions, or prior to the prospectus date have worked on transactions, that will be our initial business combination. We have added disclosure to this effect on pages 82-83 of the Amendment.

26.
We note your statement on page 79 that “we have agreed not to consummate a business combination with an entity which is affiliated with any of our existing shareholders unless we obtain an opinion from an independent investment banking firm that the business combination is fair to our unaffiliated shareholders from a financial point of view.” Please discuss in more detail whether the Company may acquire an entity that is either a portfolio company of or has otherwise received a financial investment from the various business entities with which management is affiliated. If so, describe the criteria, if any, that the Company will utilize in such an instance to ensure that the transaction is conducted on an arm’s-length basis. Also, please discuss all applicable conflicts of interest that arise.

Response: The Company does not intend to acquire an entity that is either a portfolio company of or has otherwise received a financial investment from the various business entities with which management is affiliated. We have added this disclosure on page 83 of the Amendment.

Principal Shareholders, page 80

27.
Please clarify if any of the principal shareholders are married to one another. If so, please revise the beneficial ownership table to indicate the beneficial ownership of shares held by the married persons pursuant to Item 403 of Regulation S-K and Release No. 33-4819. The release states that generally a person is regarded as the beneficial owner of the securities held in the name of his or her spouse. Please revise accordingly.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission
November 28, 2007

Response: None of the principal shareholders are married to one another. As a result, no revision to the beneficial ownership table is necessary.

Description of Securities

Warrants, page 85

28.
On page 86, you advise investors to “review a copy of the Warrant Agreement, which has been filed as an exhibit to the registration statement … for a complete description of the terms and conditions applicable to the warrants.” As the exhibits are not provided to the shareholders, please revise to the extent necessary to summarize all of the material provision of the warrants as well as your units and common stock, and revise the statement quoted in the preceding sentence to clarify that all such material provisions are described without incorporating by reference or referring to the underlying documents.

Response: We have revised this disclosure in response to the Commission’s comment. Please see pages 89 and 90 of the Amendment.

Exhibits

29.	Please include all exhibits in your next filing. They are subject to review and we will need sufficient time to examine them.

Response: We have filed all exhibits with the Amendment for the Commission’s review.

*     *     *     *     *

Please call the undersigned at (212) 692-6731 with any comments or questions regarding the Registration Statement and please send a copy of any written comments to the following parties:
Kenneth R. Koch, Esq. Jeffrey Schultz, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
666 Third Avenue
New York, NY 10017
Phone: (212) 935-3000
Fax: (212) 983-3115

Very truly yours,

   /s/    Kenneth R. Koch
Kenneth R. Koch

cc:	Securities and Exchange Commission (Barbara C. Jacobs, Esq., Assistant Director)
BBV Vietnam S.E.A. Acquisition Corp. (Mr. Eric Zachs, President)